SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.1)*

                              GMH Communities Trust
                    -----------------------------------------
                                (Name of Issuer)

        Common Shares of Beneficial Interest, par value $0.001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   36188G 10 2
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 August 10, 2005
                    -----------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                         (Continued on following pages)

                              (Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  2 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY TRUST     22-1657560
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 12,432,862(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              12,432,862(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               12,432,862(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               29.04%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (REAL ESTATE INVESTMENT TRUST)
--------------------------------------------------------------------------------

(1) Consists of 5,762,695 Common Shares that may be acquired pursuant to a Warrant, 6,666,667 units of limited partnership interest in GMH Communities, LP that may be redeemed for an equivalent number of Common Shares and 3,500 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's appointment to the Issuer's Board of Trustees, which grant was approved by the Compensation Committee of the Issuer's Board of Trustees.
(2) Assuming issuance of 5,762,695 Common Shares upon exercise of the Warrant, 6,666,667 Common Shares that may be issued upon redemption of an equivalent number of units of limited partnership interest in GMH Communities, LP and 3,500 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's appointment to the Issuer's Board of Trustees, which grant was approved by the Compensation Committee of the Issuer's Board of Trustees.
(3) Based upon 30,376,717 Common Shares outstanding on July 31, 2005 as stated on the cover of the Issuer's Form 10-Q for the quarterly period ended June 30, 2005.

                               Page 2 of 9 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  3 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY L.P.      13-3925979
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 12,432,862(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              12,432,862(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               12,432,862(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               29.04%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------

(1) Consists of 5,762,695 Common Shares that may be acquired pursuant to a Warrant, 6,666,667 units of limited partnership interest in GMH Communities, LP that may be redeemed for an equivalent number of Common Shares and 3,500 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's appointment to the Issuer's Board of Trustees, which grant was approved by the Compensation Committee of the Issuer's Board of Trustees.
(2) Assuming issuance of 5,762,695 Common Shares upon exercise of the Warrant, 6,666,667 Common Shares that may be issued upon redemption of an equivalent number of units of limited partnership interest in GMH Communities, LP and 3,500 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's appointment to the Issuer's Board of Trustees, which grant was approved by the Compensation Committee of the Issuer's Board of Trustees.
(3) Based upon 30,376,717 Common Shares outstanding on June 30, 2005 as stated on the cover of the Issuer's Form 10-Q for the quarterly period ended June 30, 2005.

                               Page 3 of 9 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  4 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO CCA GAINESVILLE, L.L.C.    22-3702578
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                (1) [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

(1) As further described under Item 3 of this Schedule 13D, Vornado CCA Gainesville, L.L.C. currently holds 671,190 units of limited partnership interest in GMH Communities, LP which are redeemable commencing November 2, 2005, at the option of Vornado CCA Gainesville, L.L.C., for Common Shares at the rate of one Common Share for each Unit redeemed or, at the option of the Issuer, cash equal to the fair market value of one Common Share. None of such Units are beneficially owned as of the date hereof.

                               Page 4 of 9 Pages

ITEM 2.  IDENTITY AND BACKGROUND.

         Appendix A to the Schedule 13D is amended and restated in its entirety as attached hereto.

         (a)-(c) and (f). This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), Vornado Realty L.P., a Delaware limited partnership ("VRLP") and Vornado CCA Gainesville, L.L.C., a Delaware limited liability company ("CCA", and together with Vornado and VRLP, the "Reporting Persons"). The Reporting Persons entered into a joint filing agreement dated November 9, 2004, a copy of which was attached as Exhibit 1 to the Initial 13D.

         The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I. All of the persons listed in Schedule I are citizens of the United States of America.

         (d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following three paragraphs at the end thereof:

         As a result of anti-dilution adjustments under the terms of the Warrant, the number of Common Shares and Units obtainable under the Warrant increased as follows: by 67,257 as a result of the distribution paid by the Issuer on January 12, 2005; by 107,242 as a result of the distribution paid by the Issuer on April 15, 2005; and by 91,471 as a result of the distribution paid by the Issuer on July 15, 2005. As a result of these adjustments, the Warrant is exercisable for 5,762,694 Common Shares or Units at a price per Common Share or Unit of $8.68. The exercise period for the Warrant expires on May 2, 2006.

         On May 2, 2005, the 6,666,667 units of limited partnership interest ("Units") in GMH Communities, LP ("GMH LP") became redeemable for Common Shares.

         On August 10, 2005, Mr. Fascitelli was appointed to the Board of Trustees of the Issuer in accordance with the terms of the Warrant. In connection with his appointment, Mr. Fascitelli was granted 3,500 restricted Common Shares pursuant to the GMH Communities Trust Equity Incentive Plan. The grant was approved by the Compensation Committee of the Issuer's Board of Trustees. Mr. Fascitelli holds these 3,500 restricted Common Shares for the benefit of Vornado Realty Trust. The shares vest in equal installments over three years.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following two paragraphs at the end thereof:

         On August 10, 2005, Vornado Realty Trust exercised its rights under the Warrant to cause Mr. Fascitelli to be appointed to the Board of Trustees of the Issuer.

         Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

                               Page 5 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2, 3 and 4 above, which are incorporated herein by reference.

         To the best knowledge of the Reporting Persons, except as disclosed herein, none of the persons listed on Schedule I beneficially own any Common Shares.

         Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except as set forth above, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days by the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto during the past 60 days.

         (d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, except in the case of the Common Shares beneficially owned pursuant to the Warrant, VRLP and Vornado.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraph at the end thereof:

         On August 10, 2005, Vornado Realty Trust exercised its rights under the Warrant to cause Mr. Fascitelli to be appointed to the Board of Trustees of the Issuer. In connection with his appointment, the Compensation Committee of the Issuer's Board of Trustees granted Mr. Fascitelli 3,500 restricted Common Shares pursuant to the GMH Communities Trust Equity Incentive Plan. Mr. Fascitelli holds these 3,500 Common Shares for the benefit of Vornado Realty Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement, dated November 9, 2004, between Vornado Realty Trust, Vornado Realty L.P. and Vornado CCA Gainesville, L.L.C.*

         Exhibit 2 - Warrant, dated July 27, 2004, as amended, between Vornado Realty L.P., GMH Communities Trust and GMH Communities LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed October 29, 2004 (File No. 001-32290)).*

         Exhibit 3 - Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.*

         Exhibit 4 - Amendment, dated as of November 2, 2004, to Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.*

         Exhibit 5 - Letter Agreement, dated October 25, 2004, among Vornado Realty L.P., GMH Communities Trust, GMH Communities GP Trust, and GMH Communities LP.*

--------------------------------
* Filed as an Exhibit attached to the Initial Schedule 13D.

                               Page 6 of 9 Pages

         SCHEDULE I

THE FOLLOWING IS A LIST OF TRUSTEES AND EXECUTIVE OFFICERS OF VORNADO REALTY TRUST, THEIR RESIDENCE OR BUSINESS ADDRESS, THEIR PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED. ALL PERSONS LISTED ARE UNITED STATES CITIZENS.

NAME                          RESIDENCE OR BUSINESS ADDRESS   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Steven Roth                   Vornado Realty Trust            Chairman of the Board and Chief Executive Officer of Vornado, 888
(Trustee of Vornado)          888 Seventh Avenue              Seventh Avenue, New York, New York 10019; managing general partner of
                              New York, New York 10019        Interstate Properties ("Interstate"), a partnership engaged in real estate and other investments, c/o Vornado Realty Trust, Seventh
                                                              Avenue, New York, New York 10019.

Anthony W. Deering            Vornado Realty Trust            Mr. Deering is Chairman of Exeter Capital, LLC, a private investment
(Trustee of Vornado)          (see address above)             firm; 2328 West Joppa Road, Suite 110, Lutherville, Maryland 21093.

Michael D. Fascitelli         Vornado Realty Trust            President of Vornado Realty Trust, 888 Seventh Avenue, New York, New
(Trustee of Vornado)          (see address above)             York 10019.

Robert P. Kogod               c/o Vornado Realty Trust        Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400,
(Trustee of Vornado)          (see address above)             Englewood, CO 80112.

Michael Lynne                 c/o Vornado Realty Trust        Mr. Lynne is Co-Chairman and Co-Chief Executive Officer of New Line
(Trustee of Vornado)          (see address above)             Cinema Corporation (a subsidiary of Time Warner Inc. and a motion picture company), 888 Seventh Avenue, New York, New York 10019.

David M. Mandelbaum           c/o Vornado Realty Trust        Member of the law firm of Mandelbaum  & Mandelbaum, P.C., 80 Main
(Trustee of Vornado)          (see address above)             Street, West Orange, New Jersey 07052; a general partner of
                                                              Interstate (see details above).

Stanley Simon                 c/o Vornado Realty Trust        Owner of Stanley Simon and Associates, management and financial
(Trustee of Vornado)          (see address above)             consultants, 70 Pine Street, Room 3301, New York, New York 10270.

Robert H. Smith               Vornado Realty Trust            Chairman of the Charles E. Smith Commercial Realty Division of
(Trustee of Vornado)          (see address above)             Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019;
                                                              Trustee of Archstone-Smith Trust, 9200 E. Panorama Circle, Ste. 400,
                                                              Englewood, CO 80112.

Ronald G. Targan              c/o Vornado Realty Trust        President of Malt Products Corporation of New Jersey, a producer of
(Trustee of Vornado)          (see address above)             malt syrup, 88 Market Street, Saddle Brook, New Jersey 07663.

Richard R. West               c/o Vornado Realty Trust        Dean Emeritus, Leonard N. Stern School of Business, New York
(Trustee of Vornado)          (see address above)             University, Henry Kaufman Management Center, 44 West Fourth Street,
                                                              New York, New York 10012.

Russell B. Wight, Jr.         c/o Vornado Realty Trust        A general partner of Interstate (see details above).
(Trustee of Vornado)          (see address above)

Michelle Felman               Vornado Realty Trust            Executive Vice President---Acquisitions of Vornado Realty Trust, 888
                              (see address above)             Seventh Avenue, New York, New York 10019.



                              Page 7 of 9 Pages

David R. Greenbaum            Vornado Realty Trust            President of the New York City Office Division of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Christopher Kennedy           Vornado Realty Trust            President of the Merchandise Mart Division of Vornado Realty Trust,
                              (see address above)             888 Seventh Avenue, New York, New York 10019.

Joseph Macnow                 Vornado Realty Trust            Executive Vice President---Finance and Administration and Chief
                              (see address above)             Financial Officer of Vornado Realty Trust, 888 Seventh Avenue, New
                                                              York, New York 10019.

Sandeep Mathrani              Vornado Realty Trust            Executive Vice President---Retail Real Estate of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Mitchell N. Schear            Vornado Realty Trust            President of Charles E. Smith Commercial Realty of Vornado Realty
                              (see address above)             Trust, 888 Seventh Avenue, New York, New York 10019.

Wendy Silverstein             Vornado Realty Trust            Executive Vice President---Capital Markets of Vornado Realty Trust,
                              (see address above)             888 Seventh Avenue, New York, New York 10019.





                               Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  August 18, 2005


                                          VORNADO REALTY TRUST

                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO REALTY L.P.

                                          By: Vornado Realty Trust,
                                              its general partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO CCA
                                          GAINESVILLE, L.L.C.



                                          By: Vornado Realty L.P.,
                                              Its sole member


                                          By: Vornado Realty Trust,
                                              its general partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer




                                Page 9 of 9 Pages